UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 10, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



EARNINGS RELEASE 1Q22

Telefónica | vivo

VIVT
B3 LISTED

VIV
LISTED
NYSE

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the first quarter of 2022, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Totals are subject to rounding differences.

TO ACCESS THE SPREADSHEET CONTAINING THE DATA AVAILABLE ON OUR INVESTOR RELATIONS WEBSITE, CLICK HERE.

1Q22 HIGHLIGHTS

- **Historic mark of 100 million total accesses**, with strong net additions in postpaid and FTTH.
- **Highest net revenue growth in 7 years (+4.6% YoY),** boosted by mobile service revenue (+5.7% YoY), handset revenue (+10.0% YoY), and consistent positive performance of **total fixed revenue (+1.9% YoY),** with FTTH revenue as the main highlight, growing **25.9% YoY.**
- **EBITDA of R$ 4.5 billion (+1.3% YoY)** benefitted from the higher revenue growth although impacted by the change in the **Cost** mix **(+7.0% YoY)** related to the strong revenue growth in handset and digital services.
- **Free cash flow totaled R$ 2.5 billion (+12.6% YoY)** in 1Q22, allowing continuous investment in the core business expansion, as well as reinforcing shareholders' remuneration with the **Share Buyback Program (R$ 115 million** in buybacks in 1Q22).

100mn Total Accesses +4.4% y-o-y

51mn Postpaid Accesses +10.6% y-o-y

5mn FTTH Accesses +29.1% y-o-y

R$11bn Net Revenue +4.6% y-o-y

CONFERENCE CALL | May 11, 2022 (Wednesday) | 10:00 a.m. (BRT) and 09:00 a.m. (EDT)
Phone numbers: BR: (+55 11) 4090-1621 or (+55 11) 4210-1803 | USA: (+1 412) 717-9627 | UK: (+44 20) 3795-9972 | ES: (+34 91) 038-9593 | Web Phone: click here | Call ID: Telefônica Brasil **Webcast:** click here

HIGHLIGHTS

CONSOLIDATED IN R$ MILLION	1Q22	1Q21	Δ% YoY
Net Operating Revenue	**11,352**	**10,849**	**4.6**
Core Revenue[1]	10,285	9,563	7.5
Mobile Revenue	7,581	7,147	6.1
Fixed core revenue	2,704	2,416	11.9
Non-core Revenue[2]	1,067	1,286	(17.0)
Total Costs	**(6,840)**	**(6,394)**	**7.0**
EBITDA	**4,511**	**4,455**	**1.3**
EBITDA/ Net Revenue Margin	*39.7%*	*41.1%*	*(1.3) p.p.*
Net Income	**750**	**942**	**(20.4)**
CAPEX ex-IFRS 16	**1,880**	**1,943**	**(3.3)**
Operating Cash Flow (OCF)[3]	**2,631**	**2,511**	**4.8**
OCF[3]/ Net Revenue Margin	*23.2%*	*23.1%*	*0.1 p.p.*
Free Cash Flow	**2,477**	**2,199**	**12.6**
Core Revenue[1] / Net Revenue	**90.6%**	**88.1%**	**2.5 p.p.**
Non-core Revenue[2] / Net Revenue	**9.4%**	**11.9%**	**(2.5) p.p.**
Total Subscribers (Thousand)	**99,942**	**95,809**	**4.3**
Core Subscribers	91,833	85,816	7.0
% / total accesses	*91.9%*	*89.6%*	*2.3 p.p.*
Non-core Subscribers	8,109	9,993	(18.8)
% / total accesses	*8.1%*	*10.4%*	*(2.3) p.p.*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Operating Cash Flow is equivalent to EBITDA less CAPEX ex-IFRS 16.

MOBILE BUSINESS

CONSOLIDATED IN R$ MILLION	1Q22	1Q21	Δ% YoY
NET MOBILE REVENUE	**7,581**	**7,147**	**6.1**
Mobile Service Revenue	**6,873**	**6,503**	**5.7**
Postpaid	5,594	5,282	5.9
Prepaid	1,279	1,222	4.7
Handset Revenues	**708**	**644**	**10.0**

Mobile Service Revenue grew 5.7% YoY, boosted by the 5.9% YoY increase in Postpaid Revenue[1], which represents 81% of our mobile service revenue. In the last quarter, we added 1,269 thousand postpaid accesses, both due to the migration from prepaid to control, as well as the positive balance of portability from other operators. In addition to the growth in the customer base, we had a positive impact arising from the annual readjustment applied to part of our hybrid customer base.

The Prepaid Revenue increased by 4.7% YoY driven by the 2.2% yearly growth of prepaid accesses and by the increased recurrence in recharges, especially those made through digital channels, which represented 38.2% (+ 2.3 p.p.) of the total recharges volume in 1Q22.

The launch of high-end handsets, combined with the purchase experience in Vivo's stores, contributed to a 10.0% YoY increase of our Handset Revenue in comparison to the same period of last year.

MOBILE ACCESSES

Million



+7%
80
84
85
34
34
34
46
50
51
1Q21
4Q21
1Q22
Postpaid
Prepaid

POSTPAID ACCESSES

Million



+11%
46
50
51
12
14
14
34
36
37
1Q21
4Q21
1Q22
M2M + Dongles
Human postpaid

Postpaid Churn (ex-M2M) %



1.1%
1.3%
1.2%
1Q21
4Q21
1Q22

[1] Postpaid revenue includes M2M, dongles, wholesale and others.

FIXED BUSINESS

CONSOLIDATED IN R$ MILLION	1Q22	1Q21	Δ% YoY
NET FIXED REVENUE	**3,770**	**3,702**	**1.9**
Core fixed revenue[1]	**2,704**	**2,416**	**11.9**
FTTx	1,438	1,311	9.6
FTTH	1,272	1,010	25.9
IPTV	384	325	18.2
Corporate Data, ICT and others	882	780	13.1
Non-core fixed revenue[2]	**1,067**	**1,286**	**(17.0)**
Core fixed revenue[1] / Net fixed revenue	*71.7%*	*65.3%*	*6.4 p.p.*
Non-core fixed revenue[2] / Net fixed revenue	*28.3%*	*34.7%*	*(6.4) p.p.*

The Fixed Net Revenue increased by 1.9% YoY, driven by the increased representativity of our Core Fixed Revenue, which grew +11.9% YoY, reaching 71.7% (+6.4 p.p.) of our Fixed Revenue. The fixed revenue contribution to the Company's total revenue growth is explained by a structural change in the Company revenue mix, as a result of the strategic decision to focus investments on more advanced technologies, such as fiber and B2B digital services.

The FTTx revenue increased by 9.6% YoY in 1Q22, mainly driven by the FTTH revenue (+25.9% YoY). In 1Q22, we applied a price readjustment to part of our FTTH customer base, which contributed to the revenue growth. During the last twelve months, our fiber-to-the-home network reached 65 new cities, adding 4.2 million homes passed and 1.1 million homes connected. This speed in expanding our network and connecting customers allows us to maintain our leadership in fiber connections.

The IPTV Revenue, a product related to fiber connectivity, advanced 18.2% in 1Q22 compared to 1Q21, positively impacted by a price readjustment applied to part of the IPTV customer base.

The strong performance of Corporate Data, TIC, and other Revenues, (+13.1% YoY), is a result of the complete portfolio of products and services offered by the Company, which includes not only connectivity but also cloud solutions, IT, equipment, and cybersecurity, among others, allowing us to support companies of different sizes to digitize their operations. For more details on the digital B2B performance, click here.

FTTH


HOMES PASSED
Million
+26%
16.3
19.6
20.5
1Q21
4Q21
1Q22


HOMES CONNECTED
Million
+29%
3.7
4.6
4.8
1Q21
4Q21
1Q22

[1] FTTx, IPTV, Corporate Data and ICT, Wholesale and other fixed revenues.
[2] Fixed voice, xDSL and DTH revenues.

COSTS

CONSOLIDATED IN R$ MILLION	1Q22	1Q21	Δ% YoY
TOTAL COSTS	**(6,840)**	**(6,394)**	**7.0**
COST OF SERVICES AND PRODUCTS SOLD	**(2,111)**	**(1,916)**	**10.2**
Services	(1,233)	(1,144)	7.8
Products sold	(878)	(773)	13.6
COSTS FROM OPERATIONS	**(4,729)**	**(4,478)**	**5.6**
Personnel	(1,108)	(1,012)	9.4
Commercial and Infrastructure	(3,069)	(3,011)	1.9
Provision for Bad Debt	(355)	(364)	(2.4)
General and Administrative Expenses	(276)	(303)	(8.9)
Other Net Operating Revenues (Expenses)	79	213	(62.8)

The Total Costs, excluding expenses with Depreciation and Amortization, reached **R$ 6,840 million** in 1Q22, up **7.0% YoY,** below inflation (IPCA-12M), which increased **11.3%.**

COSTS OF SERVICES AND PRODUCTS SOLD

The Cost of Services and Goods Sold grew **10.2% YoY**, due to the higher revenues from digital services and products sold.

- SERVICES - increased by **7.8% YoY in 1Q22**, mainly driven by higher revenues from the sale of licenses and services to companies, in addition to higher expenses with Fistel.
- GOODS SOLD - increase of **13.6% compared to 1Q21**, mainly related to the strong performance in handset sales.

COSTS FROM OPERATIONS



The Costs from Operations presented **5.6% YoY** growth, also below the inflation of the period.

- **PERSONNEL - 9.4% YoY increase in 1Q22**, due to annual salary readjustments.
- **COMMERCIAL AND INFRASTRUCTURE** - increase of **1.9% compared to 1Q21**, due to higher expenses with advertisement, network usage and maintenance, and electricity. These expenses were partially compensated by the higher adoption of digital channels, which generate smaller commissions, and by digitalizing consumer service, billing, recharges, and collections.
- **PROVISION FOR BAD DEBT** - **decreased by 2.4% YoY and amounted to R$ 355 million in 1Q22**, representing 2.1% of Gross Revenue (-0.2 p.p. YoY). The essential nature of the connectivity service makes customers prioritize the payment of their bills with Vivo. This behavior, combined with actions taken to increase collection and improve credit scoring, contributed to the decrease in the provision for bad debt.
- **GENERAL AND ADMINISTRATIVE** - **decreased by 8.9% in 1Q22 compared to 1Q21**, due to the lower expenses with third-party services.
- **OTHER OPERATING INCOME (EXPENSES)** - **presented revenue of R$ 79 million (-62.8% YoY)**, due to the lower recovery of tax credits, maintaining a solid evolution in the sale of unused network components and in the management of expenses with contingencies.

DIGITALIZATION KPIs

94% E-billing take-up rate
+6.1 p.p. YoY

20.7 mn Vivo App Users
+6.5% YoY

FROM REVENUE
TO NET INCOME

CONSOLIDATED IN R$ MILLION	1Q22	1Q21	Δ% YoY
Net Revenue	11,352	10,849	4.6
EBITDA	4,511	4,455	1.3
EBITDA Margin	*39.7%*	*41.1%*	*(1.3)*
Depreciation and Amortization	(3,074)	(2,905)	5.8
EBIT	1,437	1,550	(7.3)
Financial Result	(524)	(315)	66.6
Gain (Loss) on Investments	(4)	2	n.a.
EBT	909	1,237	(26.5)
Taxes (Income tax / Social contribution)	(160)	(295)	(45.9)
Net Income	750	942	(20.4)


+489,656

EBITDA

The 1Q22 EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) amounted to R$ 4,511 million, up 1.3% compared to 1Q21, which represents an EBITDA margin of 39.7% (1.3 p.p. YoY). This performance reflects the expansion of 4.6% YoY in total revenues, driven by the strong performance of digital B2B and handset sales, both of which have lower margin than connectivity services.

DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased by 5.8% compared to 1Q21, as we started to amortize the spectrum licenses acquired in 4Q21, had higher amortization expenses with new softwares, and greater volume of leasing assets depreciation.

FINANCIAL RESULTS

In 1Q22, the Financial Results amounted to a net expense of R$ 524 million (+66.6% YoY), due to the higher average indebtedness explained by the acquisition of 5G licenses at the end of 2021, to the higher interest rate in the period, in addition to the contracts recognized as leasing under IFRS16.

NET INCOME

Net income amounted to R$ 750 million in 1Q22, down 20.4% YoY, due to higher financial expenses and increase in depreciation and amortization in the period.

CAPEX

CONSOLIDATED IN R$ MILLION	1Q22	1Q21	Δ% YoY
Network	1,626	1,617	0.6
Technology, Information System and Others	254	327	(22.4)
CAPITAL EXPENDITURES EX-LICENSES | EX-IFRS 16	**1,880**	**1,943**	**(3.3)**
IFRS 16 | Leasing	1,341	1,019	31.6
TOTAL | IFRS 16	**3,221**	**2,962**	**8.7**

The CAPEX[1] in 1Q22 reached R$ 1,880 million (-3.3% YoY), which represents 16.6% of the Net Operational Revenue in the period (-1.4 p.p. YoY). Investments were directed towards strengthening our mobile network and expanding the fiber network, ensuring better availability of Vivo's services in face of the growing demand for quality connections.

CAPEX[1]/ Net Revenues



-1.4%
17.9%
16.6%
1Q21
1Q22

FREE CASH FLOW

CONSOLIDATED IN R$ MILLION	1Q22	1Q21	Δ% YoY
EBITDA	**4,511**	**4,455**	**1.3**
Capital Expenditures	(1,880)	(1,943)	(3.3)
Taxes and Net Financial Result	(559)	(349)	60.4
Working Capital Variation	979	535	82.8
FREE CASH FLOW FROM BUSINESS ACTIVITIES	**3,051**	**2,698**	**13.1**
IFRS16 | Lease Payments	(574)	(499)	15.1
FREE CASH FLOW AFTER LEASE PAYMENTS	**2,477**	**2,199**	**12.6**

The Free Cash Flow after the payment of leasing was R$ 2,477 million in 1Q22, up 12.6% YoY mainly driven by the higher working capital variation, slight reduction on investments and growth in EBITDA in the period.

[1] Does not include the relative amount of R$ 9.8 million of the license renewal and IFRS 16 effects.

INDEBTEDNESS

LOANS, FINANCING AND DEBENTURES

ISSUANCES IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
PSI	R$	2.5% to 5.5%	2023	0.04	-	0.04
Suppliers	R$	98.9% to 120.8% of CDI	2022	66	-	66
5G Licenses	R$	Selic and IGP-DI	2040	1,780	1,764	3,543
ISSUANCES | EX-IFRS 16				**1,846**	**1,764**	**3,610**
Leasing[1]	R$	IPCA	2041	3,094	8,884	11,978
TOTAL | IFRS 16				**4,940**	**10,647**	**15,587**

NET DEBT | EX-IFRS 16

CONSOLIDATED IN R$ MILLION	03/31/2022	12/31/2021	03/31/2021
Short-Term Debt	1,846	4,000	1,521
Long-Term Debt	1,764	1,704	20
Gross Debt | Ex-Leasing	**3,610**	**5,704**	**1,541**
Cash and Cash Equivalents	(6,505)	(6,504)	(6,903)
Derivatives	44	13	(7)
Net Cash	**(2,851)**	**(787)**	**(5,369)**
Leasing[1]	11,978	11,230	11,305
Net Debt	**9,127**	**10,443**	**5,936**

L.T. DEBT PROFILE

Year	Pro forma (R$ million)	IFRS 16 (R$ million)
2023	650	2,774
2024	349	2,034
2025	48	1,404
2026	48	960
After 2026	670	1,711
Total	**1,764**	**8,884**

The Company's gross debt (ex-leasing) reached R$ 3,610 million at the end of 1Q22, entirely in local currency, explained by the financial liability related to the 5G Licenses acquired at ANATEL's auction. Considering the Cash Investments and Derivatives, the Company registered R$ 2,851 million in net cash on March 31, 2022. Including the lease effect, net debt reached R$ 9,127 million in 1Q22.

[1] Also contemplates financial leases that were considered financial debt before the IFRS 16 norm (R$ 241 million in 1Q22, R$ 246 million in 4Q21 and R$ 339 million in 1Q21).

CAPITAL MARKET

Our social capital consists exclusively of common shares, with voting rights, that are listed at B3 (ticker: VIVT3) and NYSE (ticker: VIV).

Share Performance

(Base 100 as of 03/31/2021)



IBOV
VIVT3 ex-dividends
VIVT3 adjusted by dividends
140
120
100
80
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

	03/31/2022	12/31/2021	Δ
Closing price VIVT3 (R$)	53.69	48.19	11.4%
Closing price VIV (US$)	11.20	8.80	27.3%
Average daily volume 3M VIVT3 (R$ mn)	111.67	128.16	-12.9%
Average daily volume 3M VIV (US$ mn)	11.75	11.67	0.6%
Total number of shares	1,676,938,271	1,690,984,923	(14,046,652)
Outstanding shares	1,674,579,571	1,676,938,271	(2,358,700)
Treasury shares	2,358,700	14,046,652	(11,687,952)
LTM Earnings per Share (EPS)	3.60	3.68	-2.3%
Price/Earnings (P/E)	14.9	13.1	14.0%
Price/Book value (P/BV)	1.3	1.2	9.8%
Book Value per Share	41.7	41.1	1.5%



SHAREHOLDER REMUNERATION

The Board of Directors deliberated the credit of interests on own capital of the gross amount of R$ 430 million in 1Q22 for the fiscal year of 2022. These interests will be attributed to the mandatory minimum dividend for the 2022 fiscal year, *ad referendum* of the General Shareholders' Meeting to be held in 2023.

In the last 12 months, the gross amount per share was R$ 3.74, which translates into a 113% dividend payout[1] and a 7.6% dividend yield[1], considering the share buyback program, reaffirming the Company's commitment to maximizing the return to the shareholders.

Considering the share price increase and adjusted by dividends in the last 12 months, we reached 31% of Total Shareholder Return (TSR) in the period.

Besides that, the Share Buyback Program was renewed until February 22, 2023. In 1Q22, we bought back R$ 115 million in shares aiming to add to the shareholder payout.

For more information on Dividends, click here

Div. Yield[1] 7.6%

Gross Amount/Share R$3.74

Payout[1] 113%

TSR 12M 31%

Total Shareholder Return

R$ million



5,441
23
2,630
2,788
6,760
496
2,735
3,529
6,810
536
2,745
3,529
2020
2021
12M
Buybacks
IOC
Dividends

Quarterly Buyback

R$ million



240
113
115
3Q21
4Q21
1Q22

[1] Includes effect of share buybacks. Excluding share buybacks, the dividend yield would be 7.0% and the dividend payout would be 104%.

DIGITAL ECOSYSTEM

Based on our strategic pillar **#temtudonaVivo** (Vivo has everything), we are strengthening the Company as a platform to distribute products and services, while continuing to move forward in the **development of an ecosystem with relevant partners** to fuel our consolidation as a digital services hub.

B2C

VIVO VENTURES

We announced the creation of a Corporate Venture Capital fund, called **Vivo Ventures**, whose purpose is to invest in startups focused on innovative solutions that might accelerate the growth of the Company's B2C ecosystem. Vivo Ventures foresees an estimated amount of investment of **R$ 320 million**, to be applied - throughout the first 5 years - in startups from the following sectors: health, finances, education, entertainment, smart houses, marketplace, among others. The Company will be the owner of 98% of the Vivo Ventures capital and Telefónica Open Innovation will own 2%.

VIVO PLAY

We launched the **Vivo Play service**, offering a new streaming platform to meet the demand for a wide variety of content at an affordable price. The access to live and on demand content of the Vivo Play app can be used with smartphones, tablets, computers and smart TVs, without the need to install a set-up box, thus having a very low capex profile to the company.

FINANCIAL SERVICES

Vivo Money, our personal credit service for postpaid, hybrid, and prepaid customers, ended the month of March 2022 with more than **R$ 50 million in credit granted** since its launching.
The monthly amount of credit originated increased by 5.8x compared to 1Q21 and the monthly number of new contracts grew 4.7x compared to the same quarter of the previous year.

PORTAL TERRA

Terra, the fourth largest news portal in the country, announced changes in its editorial positioning and a re-branding process. They became a mediatech company, which uses business intelligence to maximize the delivery of content and advertising. According to data from Commcast, in March 2022, Terra has approx. **70 million** unique monthly users and over 650 million views.

B2B

Companies in Brazil are moving towards digitalization at an accelerated pace, and Vivo offers services that go beyond connectivity, creating a digital services ecosystem comprised of **cloud, cybersecurity, IoT, big data, messaging, IT equipment sales and leasing**, among others.

In the last 12 months, corporate digital services generated nearly **R$ 2.2 billion** in revenues for the Company, a 41% y-o-y growth. We highlight the annual revenue reached from the sale of cloud services, of **approx. R$700 million** (+93% y-o-y), and from digital solutions, of **approx. R$780 million** (+29% y-o-y).

[1] Includes equipment.



Cybersecurity
Cloud
IoT + Messaging
Digital Solutions[1]
+41%
1.6
2.2
LTM Mar-21
LTM Mar-22

ESG
Environmental, Social and Governance

Telefônica Brasil presents an ESG strategy that aims to assure its sustainable growth commitment. This strategy has 6 action pillars, with over 60 indicators monitored by the Board of Directors through the Quality and Sustainability Committee via the Responsible Business Plan (RBP). RBP consists of company-wide targets (2021 - 2024) that promote responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant current and future issues in the environmental, social, and governance dimensions.

ENVIRONMENTAL

In its **Distributed Generation Program**, the Company ended the quarter with 23 operating power plants of the more than 80 planned until the end of 2022. Among these power plants, we inaugurated our first unit in Rio Grande do Norte, debuting the Company's presence in the state.

In terms of electronics recycling, Telefônica Brasil reinforced its institutional commitment to promoting this topic across Brazil with the launching of the film "Transforming the past into the future", which was released on broadcast television, pay TV, digital channels and movie theaters nationwide. The Company was also re-certified with the **ISO 14001** (Environmental Management), applicable to 51 municipalities.

SOCIAL

In compliance with best practices, Telefônica Brasil, ahead of other sector players in Brazil, conquered the **ISO 45001** (Health and Safety) certificate for the São Paulo region, reinforcing its commitment to the well-being of its employees.

On the **Diversity** front, the Company provided SMS infrastructure to assist Zumbi dos Palmares University in the outreach of its racism deconstruction channel, which offers legal and psychological support. The company also promoted inclusion initiatives in cultural events, such as: a) Lollapalooza, in which it allocated the total number of invitations to the event to the black community; and b) SP-Arte, by reinforcing its positioning regarding race, gender and LGBTQIA+.

The company also continued to advance its actions towards **digitalization** and **digital security** through partnerships with: a) Google, to include the Google for Education solutions in its portfolio; b) Microsoft, to offer Teams Essentials mainly to micro and small companies; and c) WhatsApp, through weekly video campaigns aimed at reinforcing the importance of digital security in the messaging app.

Still on the digitalization front, the current CEO of Telefônica Brasil, Christian Gebara, became the first Brazilian to co-chair the **Digitalization Task Force** at B20, a forum that provides public policy recommendations to the members of the G20, ranging from discussions on the establishing of a minimum connectivity standard for digital inclusion to cyber security.

GOVERNANCE

Telefônica Brasil approved the new composition of its Board of Directors at its General Shareholders' Meeting, which included the reelection of more than 40% of the Board's 12 members. With the new composition, the Company achieved important advances in terms of **independent members** (accounting for 83.3% of the total members) and **diversity** (33.3% of the members are women).

The company maintains its transparency actions through the disclosure of its 2021 ESG Highlights, demonstrating, in numbers, the main commitments and results achieved in 2021.

The Company also maintained its presence in key assessments, with emphasis on: a) the Leading Global Companies Against Climate Change and Supplier Engagement Leaderboard, prepared by the **CDP** (Carbon Disclosure Project); b) being listed, for the second consecutive year, in the CDP Brazil Climate Resilience Index (**ICDPR70**); c) being ranked as the company with the best reputation in the sector in Brazil, by the Corporate Reputation Business Ranking of **Merco** *Brasil Empresas e Líderes*; d) being ranked in the 2022 **LinkedIn Top Companies**; and e) receiving the "**Age of Dialogue 2022**" award.

All these achievements prove that, as Telefônica Brasil connects millions of Brazilians, it generates a positive impact for the market and society, fulfilling its purpose to '**Digitalize to bring closer**'.

SUBSEQUENT EVENT
Closing of the Acquisition of Oi's Mobile Assets

On April 20, 2022, Telefônica Brasil acquired the entirety of UPI Mobile Assets assigned to the Company by Oi S.A. in the total amount of R$ 5.4 billion, already included the price adjustments such as the net cash of R$ 0.1 billion of SPE Garliava at the date of the closing.

The Transaction benefits the Brazilian telecommunications sector, widening the capacity to make investments and the creation of innovative technologies in a sustainable and rational manner, contributing to the digitalization of the nation through the construction and expansion of networks in cutting-edge technologies, such as 5G and fiber, which translates into services with better coverage and greater quality to users.

Furthermore, the transaction has the potential to generate synergies for the Company, through the optimization of operation costs and efficient allocation of investments due to the integration of incorporated assets.

ASSETS ACQUIRED

Spectrum

43 MHz

in 1.800 MHz, 2.100 MHz and 900 MHz frequencies, with Nationwide coverage

Mobile Customer Base

12.5 mn accesses

37% in postpaid and 63% in prepaid

Sites

2.7k sites[1]

Reinforcing the capacity and capillarity of our network

SYNERGIES[2]

	Description	NPV (R$ billion)
Network	Reduction of operation and maintenance costs Site avoidance and shutdown, lower expenses on 4G/5G deployment, core network and backhaul, and IT optimization	≈1.8
Spectrum	Lower expenses on capacity expansion (i.e. sites avoidance, and core and backhaul expenses)	≈1.7
Commercial	Integration of sales structures, customer support and advertising	≈1.0
Others	Goodwill and Purchase Price Allocation of spectrum and customer base, and others	≈0.9
Total		**≈5.4**

[1] Total lease liability of R$ 1.4 billion NPV (unaudited figure). Half of the sites to be offered for sale in order to comply with the antitrust's (CADE) remedy.
[2] initial calculations show potential synergies of R$ 5.4 bn, related to cost and capex efficiencies, net of investment and integration costs.

OPERATIONAL INDICATORS

Mobile Business

THOUSAND	1Q22	1Q21	Δ% YoY
TOTAL MOBILE SUBSCRIBERS	**85,302**	**79,682**	**7.1**
Postpaid	50,903	46,013	10.6
M2M	12,954	10,692	21.2
Dongles	1,413	1,332	6.1
Prepaid	34,399	33,669	2.2
MARKET SHARE	**33.0%**	**33.1%**	**(0.0) p.p.**
Postpaid	36.7%	36.9%	(0.2) p.p.
Prepaid	28.8%	28.9%	(0.2) p.p.
ARPU (R$/month)	**27.1**	**27.3**	**(0.9)**
Postpaid (Human)	48.8	49.6	(1.6)
M2M	3.1	3.0	4.1
Prepaid	12.4	12.1	3.0
MONTHLY CHURN	**2.6%**	**2.9%**	**(0.3) p.p.**
Postpaid (ex-M2M)	1.2%	1.1%	0.0 p.p.
Prepaid	4.6%	4.8%	(0.2) p.p.

Fixed Business

THOUSAND	1Q22	1Q21	Δ% YoY
TOTAL FIXED SUBSCRIBERS	**14,640**	**16,127**	**(9.2)**
Core fixed accesses[1]	**6,531**	**6,134**	**6.5**
FTTx	5,632	5,220	7.9
FTTH	4,838	3,746	29.1
IPTV	899	914	(1.6)
Non-core fixed accesses[2]	**8,109**	**9,993**	**(18.8)**
ARPU | FTTH (R$/month)	89.8	94.7	(5.2)
ARPU | IPTV (R$/month)	140.8	119.9	17.4
Core fixed accesses[1] / Total fixed access	*44.6%*	*38.0%*	*6.6 p.p.*
Non-core fixed accesses[2] / Total fixed accesses	*55.4%*	*62.0%*	*(6.6) p.p.*

INCOME STATEMENT

CONSOLIDATED IN R$ MILLION	1Q22	1Q21	Δ% YoY
Gross Operating Revenue	**16,786**	**16,036**	**4.7**
Net Operating Revenue	**11,352**	**10,849**	**4.6**
Core revenues[1]	10,285	9,563	7.5
Mobile core revenue	7,581	7,147	6.1
Fixed core revenue	2,704	2,416	11.9
Non-core revenues[2]	1,067	1,286	(17.0)
Total Costs	**(6,840)**	**(6,394)**	**7.0**
Cost of Services and Products sold	(2,111)	(1,916)	10.2
Services	(1,233)	(1,144)	7.8
Products sold	(878)	(773)	13.6
Costs from Operations	(4,729)	(4,478)	5.6
Personnel	(1,108)	(1,012)	9.4
Commercial and Infrastructure	(3,069)	(3,011)	1.9
Provision for Bad Debt	(355)	(364)	(2.4)
General and Administrative	(276)	(303)	(8.9)
Other Net Oper. Revenue (Expenses)	79	213	(62.8)
EBITDA	**4,511**	**4,455**	**1.3**
EBITDA Margin %	*39.7%*	*41.1%*	*(1.3) p.p.*
Depreciation and Amortization	**(3,074)**	**(2,905)**	**5.8**
EBIT	**1,437**	**1,550**	**(7.3)**
Financial Result	**(524)**	**(315)**	**66.6**
Gain (Loss) on Investments	**(4)**	**2**	**n.a.**
Taxes (Income tax / Social contribution)	**(160)**	**(295)**	**(45.9)**
Net Income	**750**	**942**	**(20.4)**

BALANCE SHEET

CONSOLIDATED IN R$ MILLION	03/31/2022	12/31/2021	Δ% YoY
ASSETS	116,490	115,664	0.7
Current Assets	**21,670**	**21,060**	**2.9**
Cash and Cash Equivalents	6,431	6,449	(0.3)
Accounts Receivable	8,170	8,100	0.9
Inventories	797	640	24.5
Other current assets	6,273	5,872	6.8
Non-Current Assets	**94,820**	**94,603**	**0.2**
Accounts Receivable	456	471	(3.2)
Guarantees and Deposits	2,774	2,761	0.5
Other assets	2,950	2,858	3.2
Property, Plant and Equipment, Net	44,802	44,409	0.9
Intangible Assets, Net	43,837	44,104	(0.6)
LIABILITIES AND SHAREHOLDERS' EQUITY	116,490	115,664	0.7
LIABILITIES	46,314	45,657	1.4
Current Liabilities	**21,720**	**22,459**	**(3.3)**
Accounts Payable and Suppliers	8,782	8,021	9.5
Taxes, Fees and Contributions	1,411	1,485	(5.0)
Loans, Financing, Debentures, Leasing and Licenses	4,940	6,907	(28.5)
Interest on Capital and Dividends	4,631	4,266	8.6
Provisions and Contingencies	738	702	5.1
Other Liabilities	1,218	1,079	13.0
Non-Current Liabilities	**24,594**	**23,198**	**6.0**
Accounts Payable	2,532	1,793	41.2
Deferred Income Tax and Social Contribution	4,071	4,172	(2.4)
Loans, Financing, Debentures, Leasing and Licenses	10,647	10,027	6.2
Provisions and Contingencies	5,813	5,721	1.6
Other Liabilities	1,531	1,485	3.1
SHAREHOLDERS' EQUITY	70,176	70,006	0.2

CONFERENCE CALL

Date: May 11, 2022 (Wednesday)

Time: 10:00 a.m. (Brasília) and 9:00 a.m. (New York)

Telephones:

- Brazil: (+55 11) 4090-1621 ou (+55 11) 4210-1803
- USA: (+1 412) 717-9627
- UK: (+44 20) 3795-9972
- Spain: (+34 91) 038-9593

Web Phone: clique aqui
Access code: Telefônica Brasil

Click here to access the webcast in **English**

Click here to access the webcast in **Portuguese** (simultaneous translation)

A replay of the conference call will be available one hour after the event, until May 18, 2022, at (+55 11) 3193-1012 (Code: 2135343#).

TELEFÔNICA BRASIL
Investor Relations

Christian Gebara
David Melcon
João Pedro Carneiro
Gabriel Menezes
Tatiana Anicet

Av. Eng. Luis Carlos Berrini, 1376 - 17° Andar - Cidade Monções - SP - 04571-000
E-mail: ir.br@telefonica.com
Information available on the website: www.telefonica.com.br/ri

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